UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34699

MITEL NETWORKS ULC

(Exact name of registrant as specified in its charter)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(613) 592-2122

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Mitel Networks ULC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MITEL NETWORKS ULC

Date: December 10, 2018	By:	/s/ Greg Hiscock
		Name:	Greg Hiscock
		Title:	Secretary

*On November 30, 2018, pursuant to the terms of the Arrangement Agreement, dated as of April 23, 2018, by and among Mitel Networks Corporation, a Canadian corporation (the “Company”), MLN AcquisitionCo ULC, a British Columbia unlimited liability company (“Purchaser”), and MLN TopCo Ltd., a Cayman Islands exempted company (“Parent”), the Company became a wholly owned subsidiary of Purchaser, an entity indirectly owned and controlled by funds advised by Searchlight Capital Partners, L.P. Following the closing of the arrangement, the Company amalgamated with Purchaser and became a wholly owned subsidiary of MLN UK HoldCo Limited, a private limited company incorporated under the laws of England and Wales and an entity indirectly owned and controlled by funds advised by Searchlight Capital Partners, L.P.